

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 6, 2009

Via Facsimile and U.S. Mail

Mr. Kenneth S. Forster
Chief Executive Officer
APC Group, Inc.
3526 Industrial Avenue
Fairbanks, AK   99701

>   **Re: APC Group, Inc.**
>   **Form 10-KSB for fiscal year ended November 30, 2008**
>   **Filed March 2, 2009**
>   **Form 10-Q for the quarterly period ended August 31, 2009**
>   **File No. 0-52789**

Dear Mr. Forster:

        We have reviewed your response letter dated October 26, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2008

Item 8A(T). Controls and Procedures, page 26

Evaluation of Disclosure Controls and Procedures, page 26

1.   We note your response to prior comment 1. As previously requested, please revise future filings, including any amendment to this filing, to disclose how you are remediating the material weaknesses identified.

Management's Report on Internal Control over Financial Reporting, page 26

2.   We note your response to prior comment 2. Please amend your Form 10-KSB to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of November 30, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

Form 10-Q for the quarterly period ended August 31, 2009

Note 7. Stock Options

3.   Please refer to prior comment 6. We note your response identifies the assumptions utilized in the Black Scholes Option pricing model. However, it does not address how you determined the quantifiable measures assigned to each of these assumptions as described in 718-10-50-2(f)(2) of the FASB Accounting Standard Codification. Please revise future filings to provide the explanations outlined.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                                             Sincerely,

                                             Tara L. Harkins
                                             Reviewing Accountant